EXHIBIT 12(a)

CLECO CORPORATION
COMPUTATION OF EARNINGS (LOSS) TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2003		2002		2001		2000		1999
	(Thousands, except ratios)

Earnings (loss) from continuing operations	$ (34,929)		$ 71,875		$ 72,273		$ 69,335		$ 58,070
Income taxes (benefit)	(23,974)		42,243		38,356		34,961		27,766

Earnings (loss) from continuing operations before income taxes	$ (58,903)		$ 114,118		$ 110,629		$ 104,296		$ 85,836

Fixed charges:
Interest, long-term debt	$ 60,998		$ 55,877		$ 51,619		$ 48,919		$ 30,875
Interest, other (including interest on short-term (debt)	7,843		9,606		6,348		7,571		2,838
Amortization of debt expense, premium, net	3,415		1,742		1,530		1,164		1,282
Portion of rentals representative of an interest factor	549		643		527		574		579

Total fixed charges	$ 72,805		$ 67,868		$ 60,024		$ 58,228		$ 35,574

Earnings (loss) from continuing operations before income taxes	(58,903)		114,118		110,629		104,296		85,836
Total fixed charges	72,805		67,868		60,024		58,228		35,574
Amortization of capitalized interest	725		725		458		252		-
Long-term capitalized interest	-		(6,013)		(10,115)		(7,769)		(5,301)

Earnings (loss) from continuing operations before income taxes
and fixed charges	$ 14,627		$ 176,698		$ 160,996		$ 155,007		$116,109

Ratio of earnings (loss) to fixed charges	0.20	x*	2.60	x	2.68	x	2.66	x	3.26	x

Total fixed charges from above	$ 72,805		$ 67,868		$ 60,024		$ 58,228		$ 35,574
Preferred stock dividends	2,096		2,171		2,226		2,285		2,531

Total fixed charges and preferred stock dividends	$ 74,901		$ 70,039		$ 62,250		$ 60,513		$ 38,105

Ratio of earnings (loss) to combined fixed charges
and preferred stock dividends	0.20	x**	2.52	x	2.59	x	2.56	x	3.05	x

* For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $58.2 million.
** For the year ended December 31, 2003, earnings were
insufficient to cover fixed charges and preferred stock dividends by $60.3 million.